SilverCrest Reports First Drill Results from Babicanora Vein; Multiple Intercepts Greater Than 1,000 gpt AgEq*

TSX-V: SIL

VANCOUVER, March 2, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce its first drill hole results for the Babicanora Vein within the Las Chispas Property (the "Property") located in Sonora, Mexico. As part of the Company's Phase II Exploration Program, underground drilling at the Babicanora Vein is testing the historic silver-gold mine (see attached Photos and Figures). In the 1800s, the Babicanora historic mine (the "Mine") was considered the largest precious metal producer in the region. The Mine began operations around 1790 by Spanish operators, with intermittent production up to 1935. By the late 1800s, historic public records show that production for the Mine was approximately 80 million ounces of silver and an unknown amount of gold. As with the three other veins currently being explored by the Company (Las Chispas, William Tell and Varela veins), the Babicanora Vein had not been previously drilled.

N. Eric Fier, CPG, P.Eng, President & CEO remarked, "We expected the area drilled to be mostly mined out and are very pleased to discover that much of the mineralization in this area is intact. The initial drill hole results at the Babicanora Vein suggests high-grade mineralization and a continuous, well-defined mineralized vein and structure that averages over four metres in true thickness. We have been able to trace the Babicanora Vein, on surface and underground, for over one kilometre within an altered and mineralized trend that is over 2.5 kilometres long and 1 kilometre wide. Underground access to this vein is via a 230-metre long 4 by 4 metre horizontal adit (see attached Photo), which was driven by a French company during the 1860s. We are drilling the Babicanora Vein from the face of this adit, and are encountering high grade drill intercepts within 8 to 33 metres of the adit."

The most significant result for this release is a true thickness intercept in Hole UB17-05 of 6.1 metres grading 4.84 grams per tonne ("gpt") gold and 383 gpt silver, or 746 gpt silver equivalent ("AgEq"; based on a ratio of 75 (Ag):1 (Au) and 100% metallurgical recovery) including 0.6 metres grading 2,907 gpt AgEq. Also noteworthy is a 5.0 metre intercept grading a weighted average 3.91 gpt gold and 182.5 gpt silver, or 476 gpt AgEq in Hole LC17-04. The following table summarizes the most significant drill assay results (uncut, undiluted) for the Babicanora Vein only;

Hole No.	From (m)	To (m)	Drilled Thickness (m)	Est. True Thickness (m)	Au gpt	Ag gpt	AgEq* gpt
UB17-01	33.5	40.9	7.4	4.5	1.30	343.0	440
Includes	33.5	34.4	0.9	0.5	7.99	805.0	1,404
Includes	39.9	40.9	1.0	0.6	0.62	1,230.0	1,277
UB17-01a	17.9	20.9	3.0	2.0	0.08	450.3	456
Includes	18.9	19.9	1.0	0.7	0.05	754.0	757
	20.9	28.1	7.2	4.8	0.05	41.5	45
UB17-03	23.0	29.9	6.9	2.8	3.29	447.2	694
includes	26.8	29.9	3.1	1.3	7.06	719.0	1,249
	29.9	150.1	120.2	49.0	0.07	17.6	23
Includes	29.9	68.2	38.3	15.5	0.06	32.8	38
UB17-04	9.1	15.6	6.5	5.0	3.91	182.5	476
includes	10.8	13.8	3.0	2.3	7.06	133.0	662
	15.6	50.5	34.9	27.0	0.09	23.4	30
UB17-05	7.7	14.5	6.8	6.1	4.84	383.0	746
includes	8.7	10.7	2.0	1.8	13.68	1,149.7	2,176
includes	10.0	10.7	0.7	0.6	4.63	2,560.0	2,907
	14.5	28.3	13.8	12.5	0.24	22.8	41

Notes: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC.

All drill holes have intercepted epithermal quartz veining, stockwork veinlets, breccia and/or shears trending NW to SE, dipping 60 to 70 degrees SW. From historic records, the Mine was developed, in the early 1900s, 200 to 300 feet below the adit elevation but only partially mined due to water issues. The first four holes were drilled below the adit elevation (1152 masl). Hole UB17-01 was prematurely halted due to a lost bit. Hole UB17-01a was drilled adjacent to lost hole. Hole UB17-02 intersected footwall stockwork but did not intercept its intended target due to the hole azimuth being near-parallel to the dip of the vein. Hole UB17-03 intercepted a one-metre wide underground working and is included in the average width and grade based on hangingwall and footwall assays. Holes UB17-04 and UB17-05 were drilled above the tunnel elevation where historic mining occurred. Drilling for holes 4 and 5 intercepted intact vein, stockwork and mineralized fill material in historic workings. Some intercepts experienced less than 50% core recovery due to the presence of historic workings, fill material and fractured ground. All holes bottomed in low grade silver-gold mineralization.

At least six historic underground mining chutes remain intact on the adit level and are filled with undetermined amounts of mineralized material. For mapping, sampling and drill site access purposes, the Company has removed, sampled and stockpiled approximately 800 tonnes of this mineralized material (see attached Photos of chute and stockpile).

Drill results also suggest low grade precious metal mineralization in the hangingwall of the Babicanora Vein. As part of Phase II drilling, the near surface projection of this mineralization will be explored in Q2, 2017 to test a potential near-surface bulk tonnage target. Historically, Babicanora was considered a gold-dominant producer near the surface transitioning to a silver-dominant producer at depth.

To date, the Company has completed approximately fifty percent of the Las Chispas Phase II Exploration Program having drilled 20 core holes totalling about 4,500 metres. Fourteen holes have been drilled in the Las Chispas and William Tell veins for expansion and resource delineation with six holes drilled in the Babicanora Vein. Based on positive Phase I and Phase II drilling results to date, the Company's intention is to mobilize additional drill rigs to Las Chispas in late Q1 2017, including a man-portable drill for Las Chispas and William Tell underground drilling.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company is led by a proven management team in all aspects of the precious metal mining sector, including the pioneering of a responsible "phased approach" business model taking projects through discovery, finance, on time and on budget construction, and production with subsequent increased value to shareholders.

FORWARD-LOOKING STATEMENTS
This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including initial extraction program for bulk sample testing and preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

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For further information: SilverCrest Metals Inc., Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:00e 02-MAR-17